UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (Amendment No.    5   )*

               Stanford Telecommunications, Inc.
                        (Name of Issuer)

                 Common Stock, $0.01 par value
                 (Title of Class of Securities)

                          854402 10 4
                         (CUSIP Number)

                       December 31, 1998
    (Dave of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)


    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        Page 1 of 5 Pages

                          SCHEDULE 13G

CUSIP No.    854402 10 4                     Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         James J. Spilker, Jr.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) / /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
             5   SOLE VOTING POWER
 NUMBER OF          1,165,198
  SHARES
BENEFICIALLY  6   SHARED VOTING POWER
 OWNED BY           96,316
   EACH
 REPORTING   7   SOLE DISPOSITIVE POWER
PERSON WITH         1,165,198

             8   SHARED DISPOSITIVE POWER
                    96,316
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,281,514

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *  / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.7
12  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).     NAME OF ISSUER

               Stanford Telecommunications, Inc., a Delaware corporation

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               1221 Crossman Avenue
               Sunnyvale, CA  94089-1117

ITEM 2(A).     NAME OF PERSON FILING

               James J. Spilker, Jr.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE

               1221 Crossman Avenue
               Sunnyvale, CA  94089-1117

ITEM 2(C).     CITIZENSHIP

               United States

ITEM 2(D).     TITLE OF CLASS OF SECURITIES

               Common Stock, $0.01 par value per share

ITEM 2(E).     CUSIP NUMBER

               854402 10 4

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
          OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [] Broker or dealer registered under Section 15 of the Exchange Act;
          (b) [] Bank as defined in Section 3(a)(6) of the Exchange Act;
          (c) [] Insurance company defined in Section 3(a)(19) of the Exchange Act;
          (d) [] Investment company registered under Section 8 of the Investment Company Act;
          (e) [] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);
          (f) [] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
          (g) [] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
          (h) [] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
          (i) [] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
          (j) [] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                        Page 3 of 5 Pages

ITEM 4.   OWNERSHIP

          (a)  Amount Beneficially Owned

               As of June 21, 1999, Dr. Spilker beneficially owns an aggregate of 1,281,514 shares. Dr. Spilker actually owns 1,261,514 of such shares and has the right to acquire an additional 20,000 shares within 60 days of June 21, 1999.

          (b)  Percent of Class

               9.7

          (c)  Number of shares as to which such person has:

               (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE

               Dr. Spilker has the sole power to vote or to direct the vote with respect to 1,165,198 shares; 20,000 of which shares are shares which Dr. Spilker has the right to acquire within 60 days of June 21, 1999.

               (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

               Dr. Spilker shares with his spouse the power to vote or direct the vote with respect to 96,316 shares.

               (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

               Dr. Spilker has the sole power to dispose or to direct the disposition of 1,165,198 shares; 20,000 of which shares are shares which Dr. Spilker has the right to acquire within 60 days of June 21, 1999.

               (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

               Dr. Spilker shares with his spouse the power to dispose or direct the disposition of 96,316 shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON

          Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY

          Not applicable.

                        Page 4 of 5 Pages

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATIONS

          Not applicable.



                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 21, 1999

                                /s/ James J. Spilker, Jr.
                              James J. Spilker, Jr.


                        Page 5 of 5 Pages